SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	13 14

Press release regarding the Company’s unaudited
consolidated financial results for the nine (9) months
ended September 30, 2013;
Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock;
and
Creation of Series JJ 10% Cumulative Convertible
Preferred Stock.

Exhibit 1

November 5, 2013

Philippine Stock Exchange, Inc.
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2013.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

November 5, 2013

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina F. Callangan

Acting Director — Corporate Governance & Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2013.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,031 As of September 30, 2013	N/A	N/A

Total No. of Stockholders Domestic Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 5, 2013

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Page 4 of 10pressrelease

9M2013 CORE NET INCOME AT P28.8 BILLION, UP P1.1 BILLION OR 4%
9M2013 REPORTED NET INCOME AT P29 BILLION, 2% UP
CONSOLIDATED SERVICE REVENUES AT P121.6 BILLION, 2% HIGHER
CONSOLIDATED EBITDA UP P2.3 BILLION OR 4% TO P59.6 BILLION, EBITDA MARGIN AT 49%
FREE CASH FLOW HIGHER BY P3.2 BILLION TO P32.9 BILLION
CELLULAR SUBSCRIBER BASE AT 72.5 MILLION, UP 4% FROM YE 2012
TOTAL BROADBAND SUBSCRIBERS AT 3.3 MILLION
FIRST PH COMPANY RATED INVESTMENT GRADE BY ALL THREE INTERNATIONAL RATING AGENCIES

•	Consolidated Core Net Income of P28.8 billion for 9M2013, P1.1 billion or 4% higher than P27.7 billion in 9M2012

•	Consolidated Reported Net Income for 9M2013 at P29.0 billion, 2% up from the P28.4 billion in 9M2012

•	Consolidated service revenues increase 2% to P121.6 billion

•	Consolidated EBITDA margin up to 49% of service revenues; consolidated EBITDA higher by 4% at P59.6 billion

•	Consolidated free cash flow grew by P3.2 billion to P32.9 billion for 9M2013

•	Cellular subscriber base at 72.5 million, net additions of 2.6 million for the nine months

•	Total broadband subscribers at 3.3 million; aggregate revenue contribution from broadband and internet services of P19.5 billion for 9M2013, 16% higher than last year

MANILA, Philippines, 5th November 2013 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first nine months of 2013 with Consolidated Core Net Income, before exceptional items, amounting to P28.8 billion, P1.1 billion or 4% higher than the P27.7 billion recorded in the first nine months of 2012. The increase was due mainly to higher service revenues and EBITDA, as well as lower depreciation.

Reported Net Income, after reflecting exceptional transactions for the period, was up 2% to P29.0 billion, from P28.4 billion in the same period in 2012. The increase was a result of the combined impact of higher core income, the gain from the sale of the BPO business, higher foreign exchange and derivative losses and the retroactive effect of the application of revised Philippine Accounting Standard (“PAS”) 19. The revised PAS 19 relates to the recognition of termination benefits arising from our manpower rightsizing programs (“MRP”) which resulted in a reversal of P1.3 billion of MRP expenses accrued in the fourth quarter of 2012 and the recognition of P1.3 billion of those expenses in the first nine months of 2013.

EBITDA margin for the period was at 49%, up from 48% in the same period last year and identical to the first half of 2013. Consolidated EBITDA for the first nine months of 2013 was 4% higher at P59.6 billion compared with the same period last year and stable quarter-to-quarter. EBITDA excludes the retroactive effect of the revised PAS 19 described above. Consolidated service revenues for the first nine months of 2013 grew 2% to P121.6 billion, as revenues from the data and internet business more than offset the declines from international and national long distance streams.
Consolidated free cash flow remained robust at P32.9 billion, higher by P3.2 billion year-on-year. Consolidated capital expenditures for the period amounted to P14.9 billion as the PLDT Group continues to fortify its network despite having completed its two-year network transformation program ahead of schedule. Full year capital expenditures are still expected to reach P29.0 billion. At the end of September, PLDT’s total fiber footprint stood at more than 75,000 kilometers, inclusive of 7,200 kilometers of international submarine fiber, and over 4,000 kilometers of domestic submarine fiber.

The Group’s consolidated net debt stood at US$1.8 billion as at 30th September 2013. Gross debt amounted to US$2.5 billion. Net debt to EBITDA was at 1.02x. The Company’s debt maturities continue to be well spread out, with over 70% due in and after 2016. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 55%. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 39% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT is the first Philippine company to be rated “investment grade” by all three (3) major international ratings agencies.

Subscriber Base

The PLDT Group’s total cellular subscriber base as at 30th September 2013 was 72.5million subscribers, broken down as follows: Wireless subsidiary Smart Communications, Inc (“Smart”) had 24.7 million subscribers under its mainstream Smart brands, while value brand Talk ‘N Text ended with 31.9 million subscribers as a result of 3.5 million net additions from the end of 2012. Digitel had 15.8 million Sun Cellular subscribers.

The Group’s combined postpaid cellular subscriber base grew by another 115,000 in the third quarter, similar to the net additions in the second quarter, and stood at 2.3 million at the end of the period, inclusive of Sun Cellular’s 1.4 million postpaid customer count.

On the other hand, the Group’s combined broadband subscriber base was 3.3 million at the end of the first nine months of 2013. Smart Broadband, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of over 1.8 million at the end of the period, about 1.3 million of whom were on Smart Broadband’s prepaid service. In addition, Sun Cellular had a wireless broadband subscriber base of over 500,000. Meanwhile, PLDT’s fixed broadband subscribers increased by over 100,000 for the first nine months of 2013, bringing the total fixed broadband subscriber base to 950,000, representing 46% of the fixed line subscriber base.

For the fixed line businesses of both PLDT and Digitel, the subscriber base remained at 2.1 million at the end of the first nine months of 2013.

Service Revenues

Smart and Sun Cellular together continue to lead the industry in terms of both revenues and subscribers. Wireless service revenues rose 2% to P86.4 billion for the first nine months of 2013, compared with the P84.7 billion recognized in the same period last year, reflecting the continued growth of non-SMS data and the stability of cellular voice and data revenues.

Total broadband and internet revenues for the first nine months of 2013 totaled P19.5 billion, a 16% growth rate year-on-year; broadband and internet now account for 16% of total group service revenues. Wireless broadband revenues, exclusive of mobile internet revenues, increased by 11% to P7.0 billion, compared with the P6.3 billion recorded last year. Moreover, mobile internet usage continues to grow strongly, with mobile internet revenues increasing by 55%, from P2.2 billion at the end of the first nine months of 2012 to P3.4 billion at the end of the first nine months of 2013. Revenues from mobile internet usage for the first three quarters of 2013 already exceed the P3.1 billion earned in 2012 for that segment

PLDT Group fixed broadband businesses generated P9.1 billion in revenues for the first nine months of 2013, up 9% from P8.4 billion in the same period in 2012.

“Smartphone penetration is now at 11%, and is especially encouraging in the postpaid sector where about 59% of subscribers now own a smartphone. We have also begun to tap the huge potential of the prepaid market with products and services that address affordability, in terms of both handsets and usage,” said Orlando B. Vea, Smart Chief Wireless Adviser. “In fact, we have already tweaked the pricing model our Smart Music service to make it even more affordable”, he added.

Smart Music is Smart’s ‘game-changing” online music service. In partnership with MCA Music, Inc. and Sony Music Entertainment, Smart Music is an online portal that will make available more than three million tracks from MCA Music and Sony’s global catalog to Smart, Talk ‘N Text and Sun subscribers. Since its launch in July, close to a million unique visitors have accessed the Smart Music portal. The subscriptions can now be accessed via the mobile app, SPINNR. The first of its kind in the country, SPINNR powered by Smart Music offers more than just music downloads. It makes possible unlimited music streaming at the most affordable rates, playlist customization and access, and offers the best download discounts.

Fixed line service revenues for the first nine months of 2013 increased to P46.0 billion, or 4%, from P44.2 billion in 2012. PLDT enterprise data and fixed broadband revenues continued to grow on the back of a 9% increase in fixed broadband revenues and a 5% increase in third party corporate data revenues. Combined ILD, LEC and NLD businesses of PLDT registered a decline of P78 million from last year.

“The structural change in PLDT’s revenue mix has now reached an inflection point where our “growing” revenue streams, such as data and broadband, have outpaced our declining legacy businesses. The growth rates of the former are now more than double the latter’s rate of decline. With much of our core businesses in a stable state, we anticipate the upward trend of our revenues to continue,” declared Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Conclusion

“The operating conditions in the first nine months of 2013 have been favorable for the industry as a whole. The competitive environment has remained intense but, with consolidation, has also allowed for growth. With the additional lift from the country’s positive economic situation, we are confident this is the year PLDT will turn the corner and return to a growth track,” concluded Manuel V. Pangilinan, PLDT Chairman.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at	As at December 31,	As at January 1,
	September 30, 2013	2012	2012
	(Unaudited)	(As Adjusted*)

ASSETS

Noncurrent Assets
Property, plant and equipment	191,578	200,078	200,142
Investments in associates, joint ventures and deposits	35,038	27,077	17,865
Available-for-sale financial investments	5,673	5,651	7,181
Investment in debt securities and other long-term investments – net of current portion	778	205	150
Investment properties	712	712	1,115
Goodwill and intangible assets	74,273	74,250	83,303
Deferred income tax assets – net	9,706	7,225	5,117
Derivative financial assets	22	–	–
Prepayments – net of current portion	5,946	4,500	11,697
Advances and other noncurrent assets – net of current portion	2,473	1,376	1,340

Total Noncurrent Assets	3	321,074	327,910

Current Assets
Cash and cash equivalents	29,779	37,161	46,057
Short-term investments	595	574	558
Trade and other receivables	16,808	16,379	16,245
Inventories and supplies	2,869	3,467	3,827
Current portion of investment in debt securities and other long-term investments	91	150	358
Current portion of prepayments	5,990	5,144	6,345
Current portion of advances and other noncurrent assets	8,131	8,116	492

	64,263	70,991	73,882
Assets classified as held-for-sale	355	13,750	–

Total Current Assets	64,618	84,741	73,882

TOTAL ASSETS	390,817	405,815	401,792

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360	4,419
Voting preferred stock	150	150	–
Common stock	1,093	1,093	1,085
Treasury stock	(6,505)	(6,505)	(6,505)
Capital in excess of par value	130,562	130,566	127,246
Retained earnings	16,516	25,416	26,160
Other comprehensive income	(2,839)	(3,387)	1,456
Reserves of a disposal group classified as held-for-sale	–	(2,143)	–

Total Equity Attributable to Equity Holders of PLDT	139,337	145,550	153,861
Noncontrolling interests	223	184	386

TOTAL EQUITY	139,560	145,734	154,247

*The December 31, 2012 comparative information was adjusted to reflect the adjustments on the adoption of the Revised PAS 19 – Employee Benefits.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at	As at December 31,	As at January 1,
	September 30, 2013	2012	2012
	(Unaudited)	(As Adjusted*)

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	95,208	102,821	91,280
Deferred income tax liabilities – net	4,359	5,713	7,078
Derivative financial liabilities	1,962	2,802	2,235
Customers’ deposits	2,555	2,529	2,272
Pension and other employee benefits	3,174	1,982	551
Deferred credits and other noncurrent liabilities	21,705	21,950	22,642

Total Noncurrent Liabilities	128,963	137,797	126,058

Current Liabilities
Accounts payable	28,724	30,451	29,554
Accrued expenses and other current liabilities	73,085	71,624	58,271
Current portion of interest-bearing financial liabilities	14,258	12,989	26,009
Provision for claims and assessments	1,555	1,555	1,555
Dividends payable	1,054	827	2,583
Derivative financial liabilities	117	418	924
Income tax payable	3,501	1,809	2,591

	122,294	119,673	121,487
Liabilities directly associated with assets classified as held-for-sale	–	2,611	–

Total Current Liabilities	122,294	122,284	121,487

TOTAL LIABILITIES	251,257	260,081	247,545

TOTAL EQUITY AND LIABILITIES	390,817	405,815	401,792

*	The December 31, 2012 comparative information was adjusted to reflect the adjustments on the adoption of the Revised PAS 19 – Employee Benefits.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Nine Months and Three Months Ended September 30, 2013 and 2012
(in million pesos, except earnings per common share amounts)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2013	2012	2013		2012
	(Unaudited)	(As Adjusted*)	(Unaudited)		(As Adjusted*)

REVENUES
Service revenues	121,604	119,050	40,567		39,321
Non-service revenues	2,981	2,313	1,017		806

	124,585	121,363	41,584		40,127

EXPENSES
Depreciation and amortization	22,180	22,957	7,648		7,668
Compensation and employee benefits	16,517	16,632	5,518		5,285
Repairs and maintenance	9,524	9,624	2,990		3,217
Cost of sales	8,532	6,381	2,994		1,898
Interconnection costs	7,865	8,243	2,509		2,684
Selling and promotions	6,598	6,850	2,313		2,537
Professional and other contracted services	4,546	3,894	1,714		1,284
Rent	4,224	4,349	1,373		1,631
Taxes and licenses	2,588	2,725	872		859
Asset impairment	2,120	1,793	729		609
Communication, training and travel	1,570	1,522	507		497
Insurance and security services	1,117	1,112	362		405
Amortization of intangible assets	736	1,019	283		307
Other expenses	1,103	1,033	303		380

	89,220	88,134	30,115		29,261

	35,365	33,229	11,469		10,866

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	1,903	1,440	803		129
Interest income	680	1,008	195		389
Gains (losses) on derivative financial instruments – net	492	(1,560)	44		(1,123)
Foreign exchange gains (losses) – net	(2,004)	2,424		(82)	818
Financing costs – net	(5,245)	(4,985)	(1,918)		(1,621)
Other income	2,006	4,712	148		1,570

	(2,168)	3,039		(810)	162

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	33,197	36,268	10,659		11,028
PROVISION FOR INCOME TAX	6,271	8,272	1,594		2,037

NET INCOME FROM CONTINUING OPERATIONS	26,926	27,996	9,065		8,991
NET INCOME FROM DISCONTINUED OPERATIONS	2,069	363	206		117

NET INCOME	28,995	28,359	9,271		9,108

ATTRIBUTABLE TO:
Equity holders of PLDT	28,954	28,384	9,247		9,102
Noncontrolling interests	41	(25)	24		6

	28,995	28,359	9,271		9,108

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	133.81	131.20	42.72		42.07
Diluted	133.81	131.20	42.72		42.07

Earnings Per Share for Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	124.23	129.52	41.76		41.52
Diluted	124.23	129.52	41.76		41.52

*The nine months ended September 30, 2012 and three months ended September 30, 2012 comparative information was adjusted to reflect the discontinued
operations of the Business Process Outsourcing segment and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

November 5, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

November 5, 2013

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina F. Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,031 As of September 30, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 5, 2013

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code
8.	(632) 816-8553 Issuer’s telephone number, including area code
9.	Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on November 5, 2013:

1.	The Board declared a cash dividend in the total amount of 12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2013, payable on December 15, 2013 to the holder of record on November 20, 2013.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2013, which are sufficient to cover the total amount of dividend declared.

2.	The Board approved the creation of 50,000 shares of Non-Voting Serial Preferred Stock constituted into Series JJ 10% Cumulative Convertible Preferred Stock of the Company, for issuance in the implementation of the Subscriber Investment Plan from January 1, 2013 through December 31, 2015.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan—

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

November 5, 2013

Exhibit 2

November 5, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of the Resolution adopted by the Board of Directors of Philippine Long Distance Telephone Company at a meeting held on November 5, 2013, creating the Series JJ 10% Cumulative Convertible Preferred Stock.

Upon recordal by the Securities and Exchange Commission of the aforementioned Resolution, the same shall thereupon be deemed part of the Articles of Incorporation of the Company.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

November 5, 2013

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina F. Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of the Resolution adopted by the Board of Directors of Philippine Long Distance Telephone Company at a meeting held on November 5, 2013, creating the Series JJ 10% Cumulative Convertible Preferred Stock.

Upon recordal by the Securities and Exchange Commission of the aforementioned Resolution, the same shall thereupon be deemed part of the Articles of Incorporation of the Company.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553

Contact Person Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

12,031	—

As of September 30, 2013	N/A	N/A

Total No. of Stockholders Domestic Foreign
— —

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. November 5, 2013

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.PHILIPPINES	6. (SEC Use Only)
Province, country or other jurisdiction Industry Classification Code of Incorporation
7.Ramon Cojuangco Building, Makati Avenue, Makati City1200
Address of principal office	Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

SECRETARY’S CERTIFICATE

I, MA. LOURDES C. RAUSA-CHAN, Corporate Secretary of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY hereby certify that:

1. At a meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on November 5, 2013, the following preambles and resolutions were approved and adopted:

“WHEREAS, under its Articles of Incorporation as amended (the “Articles of Incorporation”), this Corporation is authorized to issue from time to time 387,500,000 shares of Non-Voting Serial Preferred Stock with a par value of P10 each in one or more series as the Board of Directors may determine and the Board of Directors is expressly authorized, subject to the provisions of the Seventh Article of the Articles of Incorporation, to establish and designate series of Non-Voting Serial Preferred Stock and to fix the number of shares to be included in each such series, and the relative rights, preferences and limitations of the shares of each series;

WHEREAS, the Articles of Incorporation further provide that to the extent not set forth in the Seventh Article thereof, the terms of each such series shall be specified in the resolution or resolutions adopted by the Board of Directors pursuant to the authority therein granted providing for the issuance of such shares, which resolution or resolutions shall be recorded with the Philippine Securities and Exchange Commission and thereupon be deemed a part of the Articles of Incorporation;

WHEREAS, under the Corporation’s Subscriber Investment Plan established in the implementation of Presidential Decree No. 217, applicants for telephone service and existing subscribers in certain cases are required, and beginning in 2003, have the option to purchase shares of 10% Cumulative Convertible Preferred Stock in varying amounts depending on the type of service applied for, at a price per share equivalent to the par value thereof, to finance part of the capital investment in the installation of the service applied for;

WHEREAS, there is a need for the creation of a new series of Non-Voting Serial Preferred Stock to be designated as Series JJ 10% Cumulative Convertible Preferred Stock for issuance in the implementation of the Subscriber Investment Plan from January 1, 2013 through December 31, 2015;

NOW, THEREFORE, BE IT RESOLVED that 50,000 shares of Non- Voting Serial Preferred Stock of the Corporation be, and are hereby, constituted into a series designated as Series JJ 10% Cumulative Convertible Preferred Stock, which shares shall be issued in the implementation of the Corporation’s Subscriber Investment Plan, to applicants for telephone service who subscribe for such shares from January 1, 2013 through December 31, 2015;

RESOLVED FURTHER, that in addition to the preferences, qualifications, limitations, restrictions and the relative or special rights set forth in the Seventh Article of the Articles of Incorporation pertaining to all shares of Non-Voting Serial Preferred Stock as a class to which the shares of Series JJ 10% Cumulative Convertible Preferred Stock as a series of Serial Preferred Stock are subject, the shares of Series JJ 10% Cumulative Convertible Preferred Stock shall further be subject to the following terms and conditions:

Exhibit 2

1. The holders of shares of Series JJ 10% Cumulative Convertible Preferred Stock as of such record date fixed by the Board of Directors for the purpose of determining holders of shares of Series JJ 10% Cumulative Convertible Preferred Stock entitled to receive dividends (which record date shall not be more than forty five (45) days prior to the dividend payment date), shall be entitled to receive, when, as and if declared by the Board of Directors, dividends in cash at the rate of 10% per share per annum, and no more, payable annually on the last business day of June in each year. Such dividend on shares of the Series JJ 10% Cumulative Convertible Preferred Stock shall be cumulative from the respective dates of issue of such shares.

2. After December 31, 2018 (for shares subscribed from January 1, 2013 to December 31, 2013), or after December 31, 2019 (for shares subscribed from January 1, 2014 to December 31, 2014), or after December 31, 2020 (for shares subscribed from January 1, 2015 to December 31, 2015), the Corporation at the option of the Board of Directors may redeem the shares of Series JJ 10% Cumulative Convertible Preferred Stock at the time outstanding, in whole or in part, at anytime or from time to time, upon notice duly given as hereinafter provided by paying therefor in cash an amount equal to the par value of the             shares to be so redeemed, plus accrued and unpaid dividends thereon to the date fixed for redemption.

At least ninety (90) days previous notice of any such redemption of shares of Series JJ 10% Cumulative Convertible Preferred Stock shall be mailed to the holders of record of the shares to be redeemed, at their respective addresses as shown by the records of the Corporation and such notice shall also be published once in a daily newspaper of general circulation in Manila, Philippines, such publication to be at least thirty (30) days prior to the date fixed for such redemption.

In case of the redemption of only part of the outstanding shares of Series JJ 10% Cumulative Convertible Preferred Stock, the Corporation shall select by lot the shares to be so redeemed. Subject to the limitations and provisions herein contained, the Board of Directors shall have full power and authority to prescribe the manner in which the drawings by lot shall be conducted and the terms and conditions upon which the outstanding shares of Series JJ 10% Cumulative Convertible Preferred Stock shall be redeemed from time to time.

If such notice of redemption shall have been duly given by mail and publication and if, on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds in trust for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for             shares of Series JJ 10% Cumulative Convertible Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall not be deemed to be outstanding, after such redemption date, the right to receive dividends thereon shall cease to accrue from and after the date of redemption so designated and all rights with respect to such shares of Series JJ 10% Cumulative Convertible Preferred Stock so called for redemption shall forthwith on such redemption date cease and terminate except only the right of the holders thereof to receive the redemption price of such shares so to be redeemed but without interest thereon.

Exhibit 2

3. After December 31, 2014 (for shares subscribed from January 1, 2013 to December 31, 2013), or after December 31, 2015 (for shares subscribed from January 1, 2014 to December 31, 2014), or after December 31, 2016 (for shares subscribed from January 1, 2015 to December 31, 2015), any holder of shares of Series JJ 10% Cumulative Convertible Preferred Stock may at any time or from time to time (but in case his shares have been called for redemption, then only on or prior to the tenth day preceding the date fixed for such redemption, unless default shall be made in the payment of the redemption price) convert all or any of the shares of such Series JJ 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Capital Stock of the Corporation, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Capital Stock on the Philippine Stock Exchange, or if there shall have been no such sales on the Philippine Stock Exchange on any day, the average of the bid and the asked prices of a share of Common Capital Stock of the Corporation at the end of such day on such Exchange, in each such case averaged over a period of thirty (30) consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value            per share            of Common            Capital Stock. The number of shares of Common Capital Stock issuable at any time upon conversion of one share of Series JJ 10% Cumulative Convertible Preferred Stock shall be determined by dividing P10.00 by the then applicable conversion price.

In case the shares of Common Capital Stock at any time outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Capital Stock shall be proportionately decreased or increased, as the case may be and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Capital Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of Series JJ 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Capital Stock, or in case of any consolidation or merger of the Corporation with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales prices utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

Any holder of shares of Series JJ 10% Cumulative Convertible Preferred Stock desiring to convert said shares as aforesaid shall surrender the certificates therefor, duly endorsed to the Corporation or in blank or accompanied by proper instruments to transfer to the Corporation or in blank in each case together with written notice of his election to convert setting forth in writing the name or names in which the certificate or certificates for shares of Common Capital Stock is to be issued, to the Corporation or at the offices of the

Exhibit 2

conversion agent for the Series JJ 10% Cumulative Convertible Preferred Stock or at such other place or places as the Board of Directors may determine. Thereupon, the holder surrendering such certificate or certificates of shares of Series JJ 10% Cumulative Convertible Preferred Stock shall be entitled to receive therefor certificates for the number of whole shares of Common Capital Stock into which such shares of Series JJ 10% Cumulative Convertible Preferred Stock are at the time convertible; and from and after the time of such surrender, each holder of record of shares of Series JJ 10% Cumulative Convertible Preferred Stock exercising such option to convert shall be deemed to be the holder of record of the shares of Common Capital Stock issuable on conversion, notwithstanding that the stock transfer books of the Corporation shall then be closed or that a certificate representing such shares of Common Capital Stock shall not then be actually delivered to such holder. Upon the conversion of the shares of Series JJ 10% Cumulative Convertible Preferred Stock into shares of Common Capital Stock, no adjustment shall be made for cash dividends on shares of either class of stock.

The Corporation shall at the time the shares of Series JJ 10% Cumulative Convertible Preferred Stock become convertible into shares of Common Capital Stock make and keep available out of its authorized but unissued shares of Common Capital Stock the full number of shares into which all shares of Series JJ 10% Cumulative Convertible Preferred Stock from time to time outstanding are convertible.

The Corporation will pay any and all fees and other taxes that may be payable in respect of any issue or delivery of shares of Common Capital Stock on conversion of the Series JJ 10% Cumulative Convertible Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of             shares of Common Capital Stock in a name other than in which the shares of Series JJ 10% Cumulative Convertible Preferred Stock so converted was registered and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation, that such tax has been paid or is not payable.

No fraction of a share of Common Capital Stock shall be issued upon conversion of shares of Series JJ 10% Cumulative Convertible Preferred Stock but, in lieu thereof, the Corporation shall pay to the holders of such shares so converted who would otherwise be entitled to a fraction of a share a cash adjustment in respect of such fraction in an amount equal to the same fraction of the average sales price of a full share of Common Capital Stock as computed under the first paragraph of this subdivision 3 for the purpose of determining the conversion price for such conversion.

4. All shares of Series JJ 10% Cumulative Convertible Preferred Stock redeemed by the Corporation or converted into shares of Common Capital Stock shall thereupon revert to and shall form part of the unissued Non-Voting Serial Preferred Stock of the Corporation and such shares may be reissued by the Corporation in any other series which the Board of Directors may from time to time establish and designate.

5. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the Corporation, the holders of the outstanding shares of Series JJ 10% Cumulative Convertible Preferred Stock shall be entitled to be paid an amount equal to the par value of their shares plus accrued and unpaid dividends thereon to the date fixed for such payment.

RESOLVED FINALLY, that the appropriate officers of this Corporation be, and are hereby, authorized and directed to take all steps necessary and appropriate for the recording of these resolutions with the Philippine Securities and Exchange Commission.”

2. The aforequoted preambles and resolutions are still in full force and effect.

WITNESS my hand and the seal of the Company this 5th day of November, 2013 at Makati City, Philippines.

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

SUBSCRIBED AND SWORN to before me this 5th day of November, 2013 at Makati City, affiant exhibited to me her Philippine Passport No. EB3934720 issued in Manila by the Department of Foreign Affairs on October 24, 2011 and valid until October 23, 2016.

NOTARY PUBLIC

/s/Ruben V. Tejada

RUBEN V. TEJADA

Notary Public for the City of Makati
Until December 31, 2014
Notarial Appointment No. M-76
Roll of Attorneys No. 40957
PTR NO. 3673438-01/07/2013 Makati City
IBP Lifetime Roll No. 02364 – 06/09/2001
MGO Bldg. Legazpi St. Legaspi Vill, Makati City

Doc. No. Page No. Book No.	15 4 XX

Series of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan—

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 5, 2013